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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52229

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 07 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newcourt Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189 Upper Shad Road
(No. and Street)

Pound Ridge, NY 10576
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lawrence 914-764-1590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name — *if individual, state last, first, middle name*)

76-21 266 St, New Hyde Park, NY 11040
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02

OATH OR AFFIRMATION

I, Peter Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcourt Securities, Ltd., as of December 31, 2001 ~~19~~XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

BRIDGET ASARO
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in ~~Kings~~ Westchester County
Commission Expires ~~March 30, 19~~ 2/28/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCOURT SECURITIES, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NEWCOURT SECURITIES, LTD.

TABLE OF CONTENTS

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Peter Lawrence
Newcourt Securities, Ltd.
Pound Ridge, NY 10576

I have audited the accompanying statement of financial condition of Newcourt Securities, Ltd., as of December 31, 2001, the related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Member of:
American Institute of Certified Public Accountants
Association of Government Accountants

I conducted my audit to form an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 and 2 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is stated fairly in all material respects only in relation to the financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 17, 2002

Member of:
American Institute of Certified Public Accountants
Association of Government Accountants

Newcourt Securities, Ltd.
Balance Sheet
December 31, 2001

Assets

Current Assets		
Cash-ABN AMRO Good Faith Account	$ 100,000	
Cash-Chase Checking	19,093	
Cash-Chase Money Market	3,284	
ABN AMRO Clearance Account	23,824	
Investment-Chase Vista	79,275	
Prepaid Expenses	5,187	
Total Current Assets		$ 230,663
Fixed Assets		
Fixed Assets	$ 3,371	
Accumulated Depreciation	(3,371)	
Total Fixed Assets		-
Other Assets		
NASDAQ Private Placement	$ 13,000	
Total Other Assets		13,000
Total Assets		$ 243,663

Liabilities and Equity

Current Liabilities		
Accounts Payable	$ 18,289	
Accrued Expenses	30,000	
Total Current Liabilities		$ 48,289
Long-Term Liabilities		-
Equity		
Common Stock	$ 1,000	
Draw	(386,410)	
Paid-in Capital	242,000	
Retained Earnings (AAA)	338,784	
Total Equity		195,374
Total Liabilities and Equity		$ 243,663

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Income
For the Year Ended December 31, 2001

Revenue		
Commissions	$ 760,012	
Other Income	6,359	
Total Revenue		$ 766,371
Operating Expenses		
Payroll Officers	$ 250,000	
Clearing Costs	78,145	
Entertainment	31,604	
Pension/Profit Sharing Plan	30,000	
Software Licensing Costs	21,463	
Travel	16,109	
Charitable Contributions	10,050	
Taxes	8,796	
Margin Interest Expense	8,181	
Telephone	7,434	
Advertising	5,897	
Professional Fees	5,338	
Equipment Rental	3,571	
Depreciation Expense	3,371	
Meals	2,323	
Office Expense	2,067	
Insurance	1,816	
Postage	1,636	
Dues, Fees and Subscriptions	1,117	
Regulatory Fees	827	
Bank Charges	30	
Payroll Service	10	
Total Operating Expenses		489,785
Net Income		$ 276,586

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Cash Flows
For the year Ended December 31, 2001

Cash Flows Used by Operating Activities		
Net Income		$276,586
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities Affecting Operating Activities:		
Increase in ABN AMRO Good Faith Deposit	$ 28,713	
Increase in Cash in Bank-Chase	9,528	
Decrease in Chase Money Market	(8,085)	
Increase in ABN AMRO Clearance Account	16,722	
Decrease in ABN AMRO Cash Account	(8,020)	
Decrease in Securities-Chase Vista	(21,839)	
Increase in Prepaid Expenses	5,188	
Increase in Equipment	3,371	
Increase in Accounts Payable	(12,952)	
Decrease in Accounts Payable-American Express	1,639	
Increase in Accrued Expenses	(5,718)	
Increase in Owner Draw	(271,410)	
Other Increases	16,434	
		(246,429)
Net Cash Provided by Operating Activities		$ 30,157
Cash Flows Used by Investing Activities		
Net Cash Provided by Investing Activities		0
Net Increase in Cash		$ 30,157
Cash at January 1, 2001		92,220
Cash at December 31, 2001		$122,377

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings
Balance, January 1, 2001	$ 1,000	$ 127,000	$ 85,249
Capital Additions/Owner Draw	-	(271,410)	(23,051)
Net Income (Loss)			276,586
Balance, December 31, 2001	$ 1,000	$ (144,410)	$ 338,784

See Independent Auditor's Report and Accompanying Notes

NEWCOURT SECURITIES, LTD.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$0
Changes - End of Period	0
Balance - End of Period	$0

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Computation of Net Capital Under Rule 15C3-1 of the
Securities and Exchange Commission
For the year Ended December 31, 2001

Net Capital	
Total Stockholders' Equity	$195,374
Deductions and/or Charges Non-Allowable Assets	18,188
Net Capital Before Haircuts on Securities Position	$177,186
Haircuts on Securities Position	1,586
Net Capital (Note 2)	$175,600
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 48,289
Computation of Basic Net Capital Requirement Minimum Net Capital Required	5,000
Excess Net Capital	$170,600

See Independent Auditor's Report and Accompanying Notes

Note 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Newcourt Securities, Ltd. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and ABN-AMRO, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through ABN-AMRO, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by ABN-AMRO, Inc.

The following is a summary of significant accounting policies followed by the Company:

<u>Securities Valuation</u>

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2001, the Company did not maintain a position in any marketable securities.

<u>Subchapter "S" Corporation</u>

Federal and NYS Corporation taxes have not been provided as the Company has elected subchapter "S" status and the shareholder included the Company's earnings on the individual tax return.

Note 2 - **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 for the N.A.S.D., Inc. and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001 the Company had net capital of $175,600, which was $170,600 in excess of the amount required.

Note 3 - **Reserve Requirements**

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 4 - **Excess Net Capital**

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2001. There were no material differences in the computation of net capital of Newcourt Securities, Ltd.

NEWCOURT SECURITIES, LTD.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2001

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 17, 2002

Mr. Peter Lawrence
Newcourt Securities, Ltd.
Pound Ridge, New York 10576

Dear Mr. Lawrence:

I have audited the financial statements of Newcourt Securities, Ltd. for the year ended December 31, 2001 and have issued my report thereon dated February 17, 2002. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Newcourt Securities, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system of internal accounting control at Newcourt Securities, Ltd., taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objective.

This report is intended solely for the use of management, the Security Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

John T. Trainor
John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 17, 2002

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 17, 2002

Newcourt Securities, Ltd.
189 Upper Shad Road
Pound Ridge, NY 10576

Gentlemen:

I have examined the general assessment and payments due SIPC by Newcourt Securities, Ltd., for the year ended December 31, 2001. The assessment and payments are reflected below:

Payment Date	May 21, 2001
Amount Paid	$150.00 (Minimum)
SIPC Collection Agent	Washington, D.C.

In my opinion, the aforesaid statement presents fairly the assessment determined and paid in accordance with applicable instruction and forms by Newcourt Securities, Ltd., at December 31, 2001.

John T. Trainor
Certified Public Accountant

February 17, 2002

Member of:
American Institute of Certified Public Accountants
Association of Government Accountants